05037160

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2005 WASH. D.C. 543 SECTION

SEC FILE NUMBER
8- 47879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jennings Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 17th Floor
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaplan, Plavin & Steinhardt, LLP
(Name – *if individual, state last, first, middle name*)

10 Paragon Drive (Address) Montvale, (City) NJ (State) 07645 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Jennings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jennings Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jennings Securities LLC

Financial Statements

December 31, 2004

KAPLAN
PLAVIN &
STEINHARDT, LLP

Jennings Securities LLC
Table of Contents

KAPLAN
PLAVIN &
STEINHARDT, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Board of Directors
Jennings Securities LLC

We have audited the accompanying balance sheet of Jennings Securities LLC as of December 31, 2004 and the related statements of income, cash flows, and changes in members' capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Jennings Securities LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaplan, Plavin, Steinhardt, LLP

Montvale, New Jersey
February 18, 2005

10 Paragon Drive • Montvale, NJ 07645-1760
Telephone 201.505.0303 • Facsimile 201.505.0308
www.kps-cpa.com

Jennings Securities LLC
Balance Sheet
December 31, 2004

ASSETS

Current Assets		
Cash and cash equivalents	$71,037	
Investment	3,300	
Total Assets		$74,337

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities		
Accrued Taxes	$ 4,125	
Members' Capital		
Members' capital	70,212	
Total Liabilities and Members' Capital		$74,337

The accompanying notes are an integral part of these financial statements. See Auditors' Report.

Jennings Securities LLC
Statement of Income
For the Year Ended December 31, 2004

Revenue		
Fees	$ 859,970	
Dividends	722	
Total revenue		$860,692
Operating expenses		
Commissions	$ 730,685	
Rent	3,600	
Dues	4,256	
Insurance	351	
Travel	815	
Professional fees	1,650	
Filing fees	500	
Total operating expenses		741,857
Income before provision for taxes		118,835
Provision for NYC Unincorporated Business Tax		4,125
Net Income		$114,710

The accompanying notes are an integral part of these financial statements. See Auditors' Report.

Jennings Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities		
Net income	$114,710	
Adjustments to reconcile net income to net cash from operating activities	-	$114,710
Increase in current liabilities		4,125
Net cash provided by operating activities		118,835
Cash flows from financing activities		
Distributions to members		(103,000)
Net increase in cash		15,835
Cash, January 1, 2004		55,202
Cash, December 31, 2004		$ 71,037

Supplemental disclosures of cash flow information.

Cash paid during the year for	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements. See Auditors' Report.

Jennings Securities LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2004

Members' capital, January 1, 2004	$ 58,502
Members' distributions	(103,000)
Net income	114,710
Members' capital, December 31, 2004	$ 70,212

The accompanying notes are an integral part of these financial statements. See Auditors' Report.

Jennings Securities LLC
Notes to the Financial Statements
December 31, 2004

1. Organization

Jennings Securities LLC ("the Company") is a limited liability company formed during July, 1999 under the laws of the State of New York. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company was approved to open for business by the National Association of Securities Dealers on September 21, 1999.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied in preparation of the accompanying financial statements is as follows:

a. Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership. As such, the net income is taxable to the individual members in accordance with their ownership percentages. Accordingly, no provision for federal or state income taxes is provided for in these financial statements.

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash

Cash consists of balances held in checking accounts. At December 31, 2003 and throughout the year, the Company's cash balances were deposited with the JP MorganChase. Management believes the Company is not exposed to any significant credit risk on cash.

d. Investment

The investment consists of a private placement security of NASDAQ which is carried at cost.

3. Investment

The investment consists of the following:

Private placement security	
300 shares of NASDAQ common stock	$3,300

4. Income Taxes Payable

The Company has provided for the unincorporated business tax imposed by New York City, (Refer to Note 2a). For the year ended December 31, 2004, New York City Unincorporated Business Tax amounted to $4,125.

5. Members' Capital

The Company paid distributions to its members amounted to $103,000 for the year ended December 31, 2004.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, Jennings Securities LLC had net capital of $ 66,729 which was $61,729 in excess of the amount required.

Jennings Securities LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2004

Net Capital:	
Total members' capital	$70,212
Add:	
Liabilities subordinated to claims of general creditors Allowable in computation of net capital	-
Other	-
Total capital and allowable subordinated liabilities	70,212
Deductions and/or charges:	
Non-allowable assets	-
Private placement securities	3,300
Net capital before haircuts on securities positions	66,912
Haircuts on securities positions	183
Net capital	$66,729
Aggregate indebtedness:	
Items included in the statement of financial condition	
Accounts payable	$ -
Corporation income taxes payable	-
Computation of basic net capital requirement	-
Minimum net capital required	$ 5,000
Excess net capital	$61,729
Ratio: Aggregate indebtedness to net capital	0 to 1

There are no material differences between the audited Computation of Net Capital under Rule 15c3-1 and the broker-dealer's corresponding Unaudited Part II or Part IIA.

KAPLAN
PLAVIN &
STEINHARDT, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting
Control Required by SEC Rule 17a-5

The Board of Directors
Jennings Securities LLC

We have audited the financial statements of Jennings Securities LLC for the year ended December 31, 2004, and have issued our report thereon dated February 18, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with auditing standards generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10 Paragon Drive • Montvale, NJ 07645-1760
Telephone 201.505.0303 • Facsimile 201.505.0308
www.kps-cpa.com

KAPLAN
PLAVIN &
STEINHARDT, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting
Control Required by SEC Rule 17a-5

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Jennings Securities LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Montvale, New Jersey
February 18, 2005

10 Paragon Drive • Montvale, NJ 07645-1760
Telephone 201.505.0303 • Facsimile 201.505.0308
www.kps-cpa.com